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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PEREGRINE SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71366Q200

(Cusip Number)

Anthony T. Iler
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
(310) 277-1010

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71366Q200	13D	Page 2 of 11 Pages

1.	Name of Reporting Person: RH Capital Associates LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,497,650

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,497,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,497,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9847%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 71366Q200	13D	Page 3 of 11 Pages

1.	Name of Reporting Person: Robert Horwitz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,497,650

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,497,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,497,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9847%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 71366Q200	13D	Page 4 of 11 Pages

1.	Name of Reporting Person: RH Capital Associates Number One, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,125,845

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,125,845

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,125,845

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.506%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 71366Q200	13D	Page 5 of 11 Pages

1.	Name of Reporting Person: Cragswood Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 371,805

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 371,805

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 371,805

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.4787%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 71366Q200	13D	Page 6 of 11 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

     This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.0001 per share, of Peregrine Systems, Inc., a Delaware corporation (the “Issuer”).

     The address of the principal executive offices of the Issuer is 3611 Valley Centre Drive, San Diego, CA 92130.

Item 2. Identity and Background.

     (a)  This statement is being filed jointly by RH Capital Associates LLC, a Delaware limited liability company, Robert Horwitz, RH Capital Associates Number One, L.P., a Delaware limited partnership, and Cragswood Ltd., a British Virgin Islands corporation (collectively, the “Reporting Persons”), pursuant to their agreement to the joint filing of this statement (the “Joint Filing Agreement,” attached hereto as Exhibit 99.1).

     (b)  The address of the principal business of each of the Reporting Persons is 139 West Saddle River Road, Saddle River, NJ 07458.

     (c)  RH Capital Associates LLC is the sole general partner of RH Capital Associates Number One, L.P., a Delaware limited partnership. Mr. Horwitz is the managing member of RH Capital Associates LLC. The principal business of RH Capital Associates LLC is to act as manager to certain entities and accounts and as general partner to RH Capital Associates Number One, L.P. RH Capital Associates LLC is also investment manager of Cragswood Ltd., an offshore investment corporation. Mr. Horwitz is also a director of the Issuer.

     (d)  None of the Reporting Persons nor any of the persons set forth in Item 2(c) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e)  None of the Reporting Persons nor any of the persons set forth in Item 2(c) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     (f)  Robert Horwitz is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

     Prior to the Effective Date of the Fourth Amended Plan of Reorganization of the Issuer, as amended (the “Plan”), the Reporting Persons held approximately $42,790,000 of 5 1/2% Convertible Subordinated Notes due 2007 (the “Notes”) of the Issuer, which were automatically converted into shares of the Issuer’s Common Stock in accordance with the terms of the Plan on the Effective Date of the Plan, August 7, 2003.

CUSIP No. 71366Q200	13D	Page 7 of 11 Pages

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the bonds of the Issuer, which were automatically converted into shares of the Issuer’s Common Stock pursuant to the Plan, for investment purposes. (See Item 3 above.) For further information, see Item 6 hereof.

     Pursuant to the terms of the Plan, the Reporting Persons are eligible to receive a pro rata share of up to an additional 600,000 shares of the Issuer’s Common Stock (equivalent to 4% of the reorganized company), depending on the final amount of allowed general unsecured claims, as well as other factors. Distributions of these shares will be on a quarterly basis, commencing with a first distribution of those shares, if any, on or before October 31, 2003. For further information, please refer to The Plan, which is incorporated by reference as Exhibit 99.2 hereto.

     The Reporting Persons, through their representation on the Issuer’s board of directors, will continue to monitor the management of the Issuer and recommend or take such actions as it may deem appropriate with respect to changes in the Issuer’s management.

     Pursuant to the terms of the Plan, promptly after the Effective Date of the Plan, the Issuer must offer to enter into registration rights agreements with holders of its Common Stock , if and to the extent, such holders’ resale of the Common Stock would be limited or restricted by the federal securities laws. The registration rights agreement will entitle the holders to a one-time demand for registration of the Common Stock. For further information, please refer to Plan, which is incorporated by reference as Exhibit 99.2 hereto.

     The Reporting Persons currently intend to hold shares of the Issuer’s common stock for investment. However, the Reporting Persons will take such actions with respect to the Reporting Persons’ respective investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and may acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 71366Q200	13D	Page 8 of 11 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)

	Number of Shares	Number of Shares	Number of Shares	Aggregate Number of	Percentage of Class
	With Sole Voting and	With Shared Voting	With Shared	Shares Beneficially	Beneficially Owned
	Dispositive Power	Power (1)	Dispositive Power	Owned	(2)

RH Capital Associates LLC and Robert Horwitz	0	1,497,650	1,497,650	1,497,650	9.9847
Cragswood Ltd.	0	371,805	371,805	371,805	2.4787
RH Capital Associates Number One, L.P.	0	1,125,845	1,125,845	1,125,845	7.506

(1)	Under the terms of the Plan (described in Item 6 below), the Reporting Persons may, for a brief period of time, be deemed to share the voting power of the shares held by certain other parties. See Item 6 below.

(2)	Based on 15,000,000 shares of Common Stock outstanding as reported by the Issuer in Amendment No. 1 to its Registration Statement on Form 8-A filed on August 8, 2003.

(c)  Other than the shares of Common Stock reported herein, none of the Reporting Persons has acquired shares of Common Stock within the        60-day period prior to the filing of this statement.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Plan, the following four members of the Issuer’s board of directors were selected by the creditors’ committee: Carl Goldsmith, Robert Horwitz, James Jenkins and Ben Taylor (the “Initial Directors”). If on or before ninety (90) days from the effective date of the Plan, any one or more of the Initial Directors selected by the creditors’ committee resigns or is otherwise unwilling or unable to serve as a director, his or her successor shall be selected by the remaining Initial Directors selected by the creditors’ committee or their successors. This arrangement will terminate of its own accord on the 91st day after the effective date of the Plan. In addition, to the shares in which the Reporting Persons have an interest, entities affiliated with or related to the following Initial Directors have an interest in the indicated number of shares: Mr. Goldsmith—1,123,955; Mr. Taylor—669,998; and Mr.

CUSIP No. 71366Q200	13D	Page 9 of 11 Pages

Jenkins—1,170,750. The Reporting Persons do not believe that the foregoing Plan provision results in the Initial Directors constituting a “group” for purposes of Rule 13d-3 and hence expressly disclaim (i) “group” status with such other directors and their affiliated and related entities and (ii) any beneficial ownership in shares held by such other directors and their affiliated and related entities.

     Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is a party to any contracts, arrangements, understandings or other relationships with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     The Reporting Persons expressly disclaim any “group” status under Section 13(d) of the Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, executed August 18, 2003 (filed herewith).
99.2	Fourth Amended Plan of Reorganization of the Issuer and Peregrine Remedy, Inc., as modified (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on July 25, 2003).

CUSIP No. 71366Q200	13D	Page 10 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 18, 2003

RH Capital Associates LLC

By: /s/ Robert Horwitz Name: Robert Horwitz Its: Managing Member

/s/ Robert Horwitz Name: Robert Horwitz

RH Capital Associates Number One, L.P.

By: RH Capital Associates LLC, its General Partner

By: /s/ Robert Horwitz Name: Robert Horwitz Its: Managing Member

Cragswood Ltd.

By: RH Capital Associates LLC, its Investment Advisor

By: /s/ Robert Horwitz Name: Robert Horwitz Its: Managing Member

CUSIP No. 71366Q200	13D	Page 11 of 11 Pages

Exhibit Index

Exhibit	Description

99.1	Joint Filing Agreement, executed August 18, 2003 (filed herewith).

99.2	Fourth Amended Plan of Reorganization of the Issuer and Peregrine Remedy, Inc., as modified (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on July 25, 2003).